0:00
[Music]
0:04
hi we're Sandra a crafts Edibles brand
0:06
based out of the Berkshires of
0:08
Massachusetts we are proudly woman and
0:10
minority owned I'm Janine Yu the CEO I'm
0:14
David Collins the chief product officer
0:16
and I'm John Pollock Chief business
0:17
officer
0:19
started in my and David's Home kitchen
0:21
where David was making these hard candy
0:23
Edibles for our family and friends for a
0:26
good five years before we decided to
0:28
pursue a license in Massachusetts
0:30
the whole business started because it
0:32
was the start of the pandemic and the
0:35
travel business which is what I was
0:36
doing was dying and
0:39
David's career in music was also coming
0:42
to a halt because there were no more
0:44
events so we thought you know what would
0:46
be really good is to actually try to
0:49
share our hard candies with the world

0:50
and so we decided to pursue a license in

0:54
Massachusetts but we knew we needed help

0:56
on the business side of things and

0:57
that's where our business partner

0:58
Jonathan Paula comes in

1:00
when Janine and David approached me this

1:04
was I think October of 2020 and told

1:07
them about their plan to start

1:09
this hard candy Edibles brand first in

1:12
Massachusetts I was super excited about

1:14
this opportunity because one I'm trying

1:18
the home kitchen version of these

1:20
candies and I knew that um I was

1:23
ultimately the target consumer a tastes

1:26
great they work well and they're super

1:29
convenient so because they're

1:32
individually wrapped you can just take

1:33
them in your coat pocket or your purse

1:35
and they're great for uh you know

1:37
heading out for a you know a night or a

1:40
weekend or whatever super convenient

1:43
discreet and great tasting we've now

1:46
moved to individually routing all our

1:48
hard candies which I think is a huge win

1:51
for us and for for our consumers this

1:54
makes it so easy to share gifts to a

1:58
friend bring it on the go to sleep it

2:00
was really important to all three of us

2:02
that we create a unique and special

2:03
brand and we really believe that that's

2:06
what we have with thunder we're a woman

2:08
owned we're Asian American owned we're

2:10
lgbtq owned and we have a unique and

2:14
differentiated product in our

2:15
spontaneous their full spectrum their

2:18
Nano infused and there are different

2:20
form factor than what you find other

2:22
teachers

2:24
so unlike a lot of other cannabis

2:26
Ventures

2:27
we were very focused on The Lean Startup

2:30
approach

2:31
what that means is we did not want to do

2:33
something

2:34
vertically integrating across all parts
2:38
of
2:39
chain but we were really focusing on one
2:42
main aspect which was manufacturing and
2:45
the brand
2:46
I'm really proud of what we achieved in
2:48
our first year of business in just a
2:50
short amount of time we got a great
2:52
distribution deal we are now in about 20
2:55
of dispensaries across Massachusetts
2:58
we've built a great team and a great
3:01
culture for our brand and we have been
3:04
planning expansion into other states as
3:07
well as other Innovations within the
3:09
Massachusetts Market
3:11
foreign
3:14
[Music]